4-5-2004

SECU 04018103 OMMISSION

CM 3-31

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 30 2004 WASH. D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8- 48182

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2003 (MM/DD/YY) AND ENDING January 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLC Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 3810
(No. and Street)

New York	New York	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe (212)-697-5753
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLC Securities Corp., as of January 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JANET M. GESSNER
Notary Public, State of New York
No. 60-4713145
Qualified in Westchester County
Commission Expires November 30, 2006

Notary Public

Signature

Secretary / Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLC SECURITIES CORP.

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO SECTION 17 OF THE SECURITIES AND EXCHANGE ACT OF 1934 AND RULE 17a-5 THEREUNDER

JANUARY 31, 2004

GLC SECURITIES CORP.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
GLC Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of GLC Securities Corp. (the "Company"), a wholly owned subsidiary of Gruppo, Levey Holdings, Inc., as of January 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GLC Securities Corporation as of January 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 11, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

GLC SECURITIES CORP
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2004

ASSETS

Cash and cash equivalents	$	55,883
Secured demand note		400,000
Prepaid expenses and other assets		1,838
TOTAL ASSETS	$	457,721

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	40,394
Subordinated loan agreement		400,000
Shareholders' equity :		
Common stock, $.01 par value; 3000 shares authorized, 100 issued and outstanding		1
Additional paid-in capital		1,181,259
Accumulated deficit		(1,163,933)
		17,327
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	457,721

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP
STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

REVENUES	
Transaction fees	$ 1,400,000
Interest income	68
TOTAL REVENUES	1,400,068
EXPENSES	
Management fees	1,400,000
Compensation and related expenses	184,669
Professional fees	24,923
Regulatory fees	3,227
Other expenses	16,995
TOTAL EXPENSES	1,629,814
NET INCOME	$ (229,746)

The accompanying notes are an integral part
of these financial statements.

GLC SECURITIES CORP
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balance, February 1, 2003	$ 1	$ 1,027,259	$ (934,187)	$ 93,073
Contributions		154,000		154,000
Net income			(229,746)	(229,746)
Balance, January 31, 2004	$ 1	$ 1,181,259	$ (1,163,933)	$ 17,327

The accompanying notes are an integral part
of these financial statements.

GLC SECURITIES CORP
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JANUARY 31, 2004

Subordinated borrowings at February 1, 2004	$	-
Proceeds of Subordinated Loan Agreement		400,000
Subordinated borrowings at January 31, 2004	$	400,000

Note: The above Subordinated Loan Agreement and related Securied Demand Note were signed January 30, 2004. The NASD approved the subordinated loan agreement effective February 13, 2004.

The accompanying notes are an integral part of these financial statements.

GLC SECURITIES CORP
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2004

Cash Flows from Operating Activities:		
Net income		$ (229,746)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses and other assets	$ (1,838)	
Due from parent and affiliates	71,000	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	39,949	
Total adjustments		109,111
Net cash used in operating activities		(120,635)
Cash Flows from Financing Activities:		
Additional cash contributions to capital		154,000
Net increase in cash		33,365
Cash and equivalents at beginning of year		22,518
Cash and equivalents at end of year		$ 55,883

Supplemental disclosure of noncash transactions:	
Subordinated loan agreement and related secured demand note	$ 400,000

The accompanying notes are an integral part
of these financial statements.

GLC SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

GLC Securities Corp. was incorporated during February 1999 under the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Gruppo, Levey Holdings Inc. ("GLH"). The Company provides investment banking services, and specializes in advising companies undertaking mergers, acquisitions, sales or divestitures.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company records income related to investment banking and advisory activities as earned and incurred, respectively. The Company may receive its fees in the form of securities, which are recorded at fair value on the date they are earned.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those amounts.

NOTE 3 - SECURED DEMAND NOTE RECEIVABLE

The Company holds a secured demand note receivable. The note is payable to the Company on demand and does not bear interest. The note is collateralized by cash and marketable equity securities with an aggregate market value of approximately $620,000 at January 31, 2004.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At January 31, 2004, there was a Subordinated Loan Agreement outstanding in the amount of $400,000. The obligation was funded by the secured demand note in the amount of $400,000, which is described in Note 3. The note matures February 28, 2007, and bears interest at the rate of 4 percent per annum.

NOTE 4 - CONTINUED

Under the terms of the subordination agreement, interest up to a total of $49,333 shall also be considered as additional capital for purposes of computing net capital (see Note 7).

The NASD approved the Subordinated Loan Agreement on February 13, 2004, pursuant to Appendix D of rule 15c3-1. Thus, on February 13, 2004, the Loan is acceptable in computing net capital (Note 8).

NOTE 5 - RELATED PARTY TRANSACTIONS

In prior years, Company utilized the services of an affiliated company to manage its day-to-day operations. The Company was obligated to pay a management fee of $50,000 per month and an incentive bonus, as defined, to the related party.

During the fiscal year ended January 31, 2004, the Company changed its arrangements so that the related party received an incentive bonus amount of $1,400,000.

In addition, the Company, GLH and its affiliates have agreed that effective January 1, 2004, that GLC Securities Corp. shall be responsible for payroll of all broker-dealer employees and other directly allocable expenses.

NOTE 6 - INCOME TAXES

The Company's results from operations are included in the consolidated federal income tax return returns filed by the Parent. It is the Parent's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company.

Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized. At January 31, 2004, the Company had a total net operating loss carryforward of approximately $229,000 which, if carried forward by the consolidated tax group will expires in 2024. The Company has a deferred tax asset of approximately $91,000 related to net operating loss carry forwards. However, a valuation allowance in the amount of $91,000 was recorded by the Company at January 31, 2004 for financial reporting purposes.

GLC SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2004

NOTE 7 - CONTINGENCY

The Company is a co-plaintiff with an affiliate in litigation against a former customer. The defendant has filed a counterclaim against the Company. As is in the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of the action described above will not have a material adverse effect on the financial condition of the Company but could materially affect results of operations in a given year.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At January 31, 2004, the Company had net capital of $15,300, which was $10,300 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.6 to 1.

NOTE 9 - PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering full time employees. Company contributions to the plan shall be made at the discretion of the Board of Directors, and are based upon such factors as employee compensation and net income, as defined in the plan. The Company also adopted an employee benefit plan that provides for salary deferrals under Section 401(k) of the Internal Revenue Code. Contributions by the Company, as employer, are at the discretion of management. There have been no employer contributions made to the plan to date.

NOTE 10 - SIGNIFICANT CUSTOMER

Revenues were derived from one customer during the fiscal year ended January 31, 2004.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JANUARY 31, 2004

GLC SECURITIES CORP
NET CAPITAL
JANUARY 31, 2004

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total shareholders' equity	$	17,327
Deductions of nonallowable assets		
Prepaid expenses and other assets		1,838
Net capital before haircuts on securities positions		15,489
Haircuts on securities positions		
Money matrket accounts		190
Net Capital		15,299
Minimum net capital requirement of 6 2/3% of aggregate indebtedness of $40,394 or $5,000, whichever is greater		5,000
Excess net capital	$	10,299
Ratio of aggregate indebtedness to net capital		2.6 to 1

See the accompanying Independent Auditor's Report.

GLC SECURITIES CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JANUARY 31, 2004

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of January 31, 2004.

RECONCILIATION OF NET CAPITAL:

There are no material differences between the net capital that was reported on the unaudited FOCUS REPORT form X-17A-5 and the computation of net capital reported on the preceding page.

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
GLC Securities Corp.
New York, New York

In planning and performing our audit of the financial statements of GLC Securities Corp., (the "Company') for the fiscal year ended January 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by GLC Securities Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2004, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of GLC Securities Corp. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered broker and dealers, and should not be used for any other purpose.

March 11, 2004

Kaufmann Gallucci & Grumer LLP